UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 1-12981
Solidstate Controls, Inc.
Hourly Employees’ (CWA)
Retirement Plan
(Full title of the plan)
AMETEK, Inc.
37 North Valley Road, Building 4, P.O. Box 1764
Paoli, Pennsylvania 19301-0801
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

Solidstate Controls, Inc.
Hourly Employees’ (CWA) Retirement Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2009 and 2008

Solidstate Controls, Inc.
Hourly Employees’ (CWA) Retirement Plan
Statements of Assets Available for Benefits
(Unaudited)

	December 31,
	2009	2008
Assets:
Investments	$1,515,558	$1,399,095
Investment in the AMETEK, Inc. Master Trust	278,965	—

Total investments, at fair value	1,794,523	1,399,095

Receivables:
Employer contributions	109,569	106,954
Participant contributions	4,904	6,339

Total receivables	114,473	113,293

Assets available for benefits, at fair value	1,908,996	1,512,388

Adjustment from fair value to contract value for Common Collective Trust	(7,805)	3,871

Assets available for benefits	$1,901,191	$1,516,259

See accompanying notes.

Solidstate Controls, Inc.
Hourly Employees’ (CWA) Retirement Plan
Statements of Changes in Assets Available for Benefits
(Unaudited)

	Year Ended December 31,
	2009	2008
Additions, net of investment loss:
Contributions:
Employer	$109,569	$106,954
Participant	71,325	78,086

	180,894	185,040

Investment income (loss):
Net appreciation (depreciation) in fair value of investments	137,727	(393,626)
Interest and dividend income	47,486	51,763
Plan interest in the AMETEK, Inc. Master Trust	52,774	—

	237,987	(341,863)

Total additions, net of investment loss	418,881	(156,823)

Deductions:
Benefits paid to participants	(33,949)	(18,266)

Net increase (decrease)	384,932	(175,089)

Assets available for benefits:
Beginning of year	1,516,259	1,691,348

End of year	$1,901,191	$1,516,259

See accompanying notes.

Solidstate Controls, Inc.
Hourly Employees’ (CWA) Retirement Plan
Notes to Financial Statements
December 31, 2009
(Unaudited)
1. Description of the Plan
General
The following description of the Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan (“the Plan”) provides only summarized information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions, copies of which may be obtained from AMETEK, Inc. (“AMETEK”, the “Company” or the “Plan Sponsor”).
The Plan is a tax-deferred 401(k) defined contribution savings plan which provides eligible employees (whose employment is governed by the terms of a collective bargaining agreement with the Communications Workers of America (CWA)) of Solidstate Controls, Inc., an opportunity to invest a portion of their compensation, as defined by the Plan, in one or a combination of investment programs. See Note 3.
Participant Eligibility
A Solidstate Controls, Inc. CWA employee, who is not specifically an ineligible employee as defined by the Plan, shall become a participant in the Plan as of the first day of a fiscal quarter beginning after the completion of one year of service.
Contributions
Each year, participants have an opportunity to invest up to 16% (maximum 6% before tax and maximum 10% after tax) of their annual compensation, as defined by the Plan, in multiples of one percent, except for certain highly compensated participants who may be subject to certain regulatory limitations. Certain groups of participants have an opportunity to invest catch-up contributions up to Internal Revenue Service annual limits. Participants may also contribute amounts representing rollovers from other qualified plans. Participants direct their elective contributions into various investment options offered by the Plan and can change their investment options on a daily basis.
The Plan provides for AMETEK contributions equal to 50% of the before tax compensation contributed by each participant, up to a maximum percentage ranging from 1% to 6% of the participants’ compensation as determined by the terms of the collective bargaining agreement. Matching Company contributions are credited to participants’ accounts typically on an annual lump sum basis and are allocated in the same manner as that of the participant’s elections. However, the Company may make its matching contribution payment to the Plan at any time prior to the due date prescribed by law for filing the Company’s federal income tax return for that Plan year.
The Plan has a retirement feature for eligible participants, whereby the Company makes contributions to the Plan on behalf of such participants at a rate of $0.65 and $0.60 for each hour that an active participant is paid compensation in 2009 and 2008, respectively. Participant contributions under the retirement feature of the Plan are not permitted. Investment programs and transfer and exchange privileges available under the retirement feature are the same as for the savings feature under the Plan.
Forfeited Company contributions, which are insignificant in amount, are used to reduce future employer retirement contributions or to pay Plan administrative expenses.

Solidstate Controls, Inc.
Hourly Employees’ (CWA) Retirement Plan
Notes to Financial Statements
December 31, 2009
(Unaudited)
1. Description of the Plan (continued)
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan net earnings. Allocations are based on participant earnings and/or account balances, as defined. The benefit to which a participant is entitled is the balance in the participant’s vested account.
Vesting
Participants are fully vested at all times in participant contributions. Employer matching contributions and related earnings and employer retirement contributions and related earnings are fully vested after three years of service.
Participant Loans
Participants may borrow a minimum of $1,000 or up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may have up to two loans outstanding at any time, although only one loan may be for a primary residence, the sum of which may not exceed the maximum allowable under the Plan. Repayment terms of the loans are generally limited to no longer than 60 months from inception or for a reasonable period of time in excess of 60 months for the purchase of a principal residence, as fixed by the Company’s Pension Investment Committee. The loans are secured by the balance in the participant’s account and bear interest at rates established by the Company’s Pension Investment Committee, which approximate rates charged by commercial lending institutions for comparable loans. Interest rates on loans outstanding at December 31, 2009 and 2008 ranged between 4.25% and 9.25% and between 5.00% and 9.25%, respectively.
Principal and interest is paid ratably through payroll deductions. Participant loans outstanding at December 31, 2009 and 2008 totaled $131,551 and $117,912, respectively, and are included in investments in the accompanying statements of assets available for benefits.
Payment of Benefits
On termination of service, death, disability or retirement, a participant may receive a qualified joint and survivor annuity, a direct rollover or a lump-sum amount equal to his or her vested account. When a participant attains age 59 1/2 while still an employee, he or she can elect to withdraw a specified portion of his or her vested account balance without incurring an income tax penalty. Also, in certain cases of financial hardship, a participant may elect to withdraw up to a specified portion of his or her vested account balance, regardless of age. All plan withdrawals and distributions require spousal consent.
Administrative Expenses
The expenses of administering the Plan are payable from the trust funds, unless the Company elects to pay such expenses. From inception of the Plan to the present, the Company has elected to pay such expenses directly.

Solidstate Controls, Inc.
Hourly Employees’ (CWA) Retirement Plan
Notes to Financial Statements
December 31, 2009
(Unaudited)
1. Description of the Plan (continued)
Plan Termination
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA and applicable labor agreements. In the event of Plan termination, each participant’s account would become fully vested and each participant will receive the value of his or her separate vested account.
2. Summary of Significant Accounting Policies
Basis of Financial Statements and Presentation Format
The accompanying financial statements are unaudited because the number of participants in the Plan is fewer than the number of participants which would require audited financial statements under ERISA. The accompanying financial statements have been prepared on the accrual basis of accounting, in accordance with U.S. generally accepted accounting principles (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.
Master Trust
Effective April 1, 2009, AMETEK has entered into the AMETEK, Inc. Master Trust (“Master Trust”) agreement with the Vanguard Fiduciary Trust Company (“Trustee”). Under the Master Trust agreement, the AMETEK Stock Fund of certain employee savings plans of AMETEK are combined. Participating plans purchase units of participation in the AMETEK Stock Fund based on their contribution to such fund along with income that the fund may earn, less distributions made to the plans’ participants. See Note 3.
The Plan’s interest in the assets of the Master Trust was less than one percent at December 31, 2009. The value of the assets held by the Master Trust at December 31, 2009 was $36,130,454.
A summary of the investment income for the assets held by the Master Trust for the period April 1, 2009 to December 31, 2009 was as follows:

Net appreciation in fair value of investment	$6,721,141
Interest and dividend income on investment	113,957

Total investment income	$6,835,098

Solidstate Controls, Inc.
Hourly Employees’ (CWA) Retirement Plan
Notes to Financial Statements
December 31, 2009
(Unaudited)
2. Summary of Significant Accounting Policies (continued)
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market fluctuation and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. See Note 4.
Investments in shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Money market and short-term investments are carried at the fair value established by the issuer and/or the trustee. The AMETEK Stock Fund is valued at its year end unit closing price. The participant loans are valued at their outstanding book values, which approximates fair value.
The Plan invests in investment contracts through a common collective trust (Vanguard Retirement Savings Trust). The statements of assets available for benefits present the fair value of the Vanguard Retirement Savings Trust and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the Vanguard Retirement Savings Trust is based on information reported by the issuer of the common collective trust at year end. The contract value of the Vanguard Retirement Savings Trust represents contributions plus earnings, less participant withdrawals and administrative expenses.
Purchases and sales of investments are reflected on trade dates. Realized gains and losses on sales of investments are based on the average cost of such investments. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.
The net appreciation or depreciation of investments represents the sum of the change in the difference between year end market value and the cost of investments, and the difference between the proceeds received and the cost of investments sold during the year.

Solidstate Controls, Inc.
Hourly Employees’ (CWA) Retirement Plan
Notes to Financial Statements
December 31, 2009
(Unaudited)
3. Investment Programs
At December 31, 2009 and 2008, the Vanguard Fiduciary Trust Company was the Trustee and a party-in-interest to the Plan.
A participant may direct contributions (up to certain specified limits) in any of the following investment options:
•	AMETEK Stock Fund

•	Vanguard Retirement Savings Trust

•	Registered investment companies:
•	Vanguard Total Bond Market Index Fund

•	Vanguard LifeStrategy Funds

•	Vanguard Wellington Fund

•	Vanguard Windsor II Fund*

•	Vanguard PRIMECAP Fund*

•	Vanguard Small-Cap Index Fund*

•	Vanguard 500 Index Fund*

•	Vanguard Prime Money Market

•	Artio International Equity Fund

•	BlackRock Small Cap Fund*

•	Keeley Small Cap Value*

*	Represents Domestic Equities Level 1 investments. See Note 4.
Participants may change their investment options or transfer existing account balances to other investment options daily.
The fair values of individual investments that represent five percent or more of the Plan’s assets are as follows:

	December 31,
	2009	2008
Vanguard Retirement Savings Trust (stated at contract value)	$353,167	$300,100
Vanguard Total Bond Market Index Fund	239,780	186,156
Vanguard 500 Index Fund	164,859	122,051
Vanguard Wellington Fund	136,720	97,377
Loan Fund	131,551	117,912
Vanguard LifeStrategy Growth Fund*	128,890	—
Vanguard LifeStrategy Conservative Growth Fund	89,721	71,157
Vanguard LifeStrategy Moderate Growth Fund*	76,203	—
AMETEK Stock Fund**	—	223,027

*	At December 31, 2008, this investment represented less than five percent of the fair value of the Plan’s assets.

**	At December 31, 2009, this investment was held by the Master Trust.
During 2009 and 2008, the Plan’s investments (including gains and losses on investments bought, sold, as well as, held during the year) appreciated (depreciated) in value, as follows:

	December 31,
	2009	2008
Common stock	$7,022	$(118,874)
Registered investment companies	130,705	(274,752)

	$137,727	$(393,626)

Solidstate Controls, Inc.
Hourly Employees’ (CWA) Retirement Plan
Notes to Financial Statements
December 31, 2009
(Unaudited)
4. Fair Value Measurements
The Plan utilizes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Plan’s own assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.
The AMETEK Stock Fund held by the Master Trust is considered a level 2 investment within the fair value hierarchy.
The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Vanguard Prime Money Market	$9,771	$—	$—	$9,771
Vanguard Total Bond Market Index Fund	239,780	—	—	239,780
Vanguard LifeStrategy Funds*	294,814	—	—	294,814
Vanguard Wellington Fund**	136,720	—	—	136,720
Mutual Funds — Domestic Equities	295,858	—	—	295,858
Artio International Equity Fund	46,092	—	—	46,092
Vanguard Retirement Savings Trust	—	360,972	—	360,972
Participant Loans	—	—	131,551	131,551

Total Assets at Fair Value	$1,023,035	$360,972	$131,551	$1,515,558

	December 31, 2008
	Level 1	Level 2	Level 3	Total
Registered Investment Company — Mutual Funds	$761,927	$—	$—	$761,927
Vanguard Retirement Savings Trust	—	296,229	—	296,229
AMETEK Stock Fund	—	223,027	—	223,027
Participant Loan Fund	—	—	117,912	117,912

Total Assets at Fair Value	$761,927	$519,256	$117,912	$1,399,095

*	This category includes investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. These registered investment company funds share a common goal of first growing and then later preserving principal and contain a mix of primarily U.S. and international stocks, plus U.S. Treasury and corporate bonds. There are currently no redemption restrictions on these investments.

**	This category includes registered investment company funds that are designed to try and outperform market returns with moderate movements in share values through a mix of primarily fairly large, well-known U.S. stocks and U.S. Treasury bonds. There are currently no redemption restrictions on these investments.

Solidstate Controls, Inc.
Hourly Employees’ (CWA) Retirement Plan
Notes to Financial Statements
December 31, 2009
(Unaudited)
4. Fair Value Measurements (continued)
The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the years ended December 31, 2009 and 2008:

Participant
Loan Fund
Balance, January 1, 2008	$123,299
Unrealized gains (losses) relating to instruments still held at the reporting date	—
Purchases, sales, issuances and settlements, net	(5,387)

Balance, December 31, 2008	117,912
Unrealized gains (losses) relating to instruments still held at the reporting date	—
Purchases, sales, issuances and settlements, net	13,639

Balance, December 31, 2009	$131,551

5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated June 10, 2010, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.
6. Differences Between Financial Statements and Form 5500
The following is a reconciliation of assets available for benefits per the financial statements to the Plan’s Form 5500:

	December 31,
	2009	2008
Assets available for benefits per the financial statements	$1,901,191	$1,516,259
Adjustment from contract value to fair value for Common Collective Trust	7,805	(3,871)

Assets available for benefits per Form 5500	$1,908,996	$1,512,388

The following is a reconciliation of total additions per the financial statements to total income per the Plan’s Form 5500 for the year ended December 31, 2009:

Total additions per the financial statements	$418,881
Add: Adjustment from contract value to fair value for Common Collective Trust at December 31, 2009	7,805
Less: Adjustment from contract value to fair value for Common Collective Trust at December 31, 2008	3,871

Total income per Form 5500	$430,557

Solidstate Controls, Inc.
Hourly Employees’ (CWA) Retirement Plan
Notes to Financial Statements
December 31, 2009
(Unaudited)
7. Plan Amendments
Effective January 1, 2010, the Company will contribute to the Plan as follows:
•	Effective January 1, 2010, the Company’s contribution will be increased by $0.05 per hour to $0.70 per hour worked

•	Effective January 1, 2011, the Company’s contribution will be increased by $0.05 per hour to $0.75 per hour worked
8. Recent Accounting Pronouncements
In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, Fair value Measurements and Disclosures (“ASU 2010-06”). ASU 2010-06 provides amendments that clarify existing disclosures and require new disclosures related to fair value measurements providing greater disaggregated information on each class of assets and liabilities and more robust disclosures on transfers between levels 1 and 2 and activity in level 3 fair value measurements. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about activity in level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The Plan is currently evaluating the impact of adopting ASU 2010-06 on our fair value measurement disclosures.
In September 2009, the FASB issued ASU 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2009-12”). ASU 2009-12 amended Accounting Standards Codification (“ASC”) 820 to allow entities to use net asset value per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. ASC 2009-12 was effective for interim and annual periods ending after December 15, 2009. The adoption of ASC 2009-12 did not have a material impact on the Plan’s financial statements. See Note 4.
In April 2009, the FASB issued ASC 820-10-65-4, Transition Related to FASB Staff Position FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“ASC 820-10-65-4”). ASC 820-10-65-4 amends ASC 820, and provides additional guidance for estimating fair value in accordance with ASC 820 when the volume and level of activity for the asset or liability have significantly decreased and also includes guidance on identifying circumstances that indicate a transaction is not orderly for fair value measurements. ASC 820-10-65-4 is applied prospectively with retrospective application not permitted. ASC 820-10-65-4 was effective for interim and annual periods ending after June 15, 2009. The adoption of ASC 820-10-65-4 did not have a material impact on the Plan’s financial statements. See Note 4.

Solidstate Controls, Inc.
Hourly Employees’ (CWA) Retirement Plan
EIN 14—1682544 Plan #050
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2009
(Unaudited)

	Description of investment,
	including
	maturity date, rate of interest,	Current
Identity of issue, borrower, lessor or similar party	collateral, par, or maturity value	Value

Vanguard Retirement Savings Trust*	Common/Collective Trust	$360,972
Vanguard Total Bond Market Index Fund*	Registered Investment Company	239,780
Vanguard LifeStrategy Conservative Growth Fund*	Registered Investment Company	89,721
Vanguard LifeStrategy Growth Fund*	Registered Investment Company	128,890
Vanguard LifeStrategy Moderate Growth Fund*	Registered Investment Company	76,203
Vanguard Wellington Fund*	Registered Investment Company	136,720
Vanguard Windsor II Fund*	Registered Investment Company	34,829
Vanguard PRIMECAP Fund*	Registered Investment Company	55,191
Vanguard Small-Cap Index Fund*	Registered Investment Company	19,539
Vanguard 500 Index Fund*	Registered Investment Company	164,859
Vanguard Prime Money Market Fund*	Registered Investment Company	9,771
Artio International Equity Fund*	Registered Investment Company	46,092
BlackRock Small Cap Fund*	Registered Investment Company	11,226
Keeley Small Cap Value*	Registered Investment Company	10,214
Participant Loans*	Interest rates ranging from 4.25% to 9.25%	131,551

		$1,515,558

*	Indicates party—in—interest to the Plan.
Historical cost column is not included as all investments are participant — directed.

Signatures
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Members of the Pension Investment Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Solidstate Controls, Inc.
Hourly Employees’ (CWA) Retirement Plan
(Name of Plan)

Date: June 22, 2010	By:	/s/ John J. Molinelli
John J. Molinelli
Member, Pension Investment Committee